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                                                                     EXHIBIT 139

Description of InterOil Common Shares

Our authorized capital consists of an unlimited number of common shares. As of December 31, 2003, we had approximately 24.8 million outstanding common shares.

Each common share has one vote on all matters voted on by our shareholders, including the election of our directors. Our common shares are not convertible, redeemable, assessable or entitled to the benefits of any sinking or repurchase fund. Our articles contain restrictions on the issuance of common shares or securities convertible into common shares except in certain circumstances including the consent of P.I.E. Corporation. In addition, certain persons have a pre-emptive right upon the issuance of common shares or securities convertible into common shares, which pre-emptive right does not apply in cases where the consent of P.I.E. Corporation is obtained for the issuance. Our by-laws also contain a requirement that we must obtain shareholder approval when we propose to issue common shares that, together with all other common shares we have issued in the prior 12 months, equal more than 15% of the common shares outstanding at the beginning of that 12 month period, unless we offer the common shares pro rata to all holders of our common shares, but then only if the Port Moresby Stock Exchange so requires such approval. Holders of common shares will be entitled to dividends in the amounts and at the times declared by our board of directors in its discretion out of funds legally available for the payment of dividends.

Under New Brunswick corporate law, shareholders have cumulative voting rights in the election of directors. Holders of our common shares are permitted to cast a number of votes equal to the number of common shares held by such person multiplied by the number of directors elected. Such votes may be cast for one candidate or distributed among the candidates in any manner.